Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO/DEFICIENCY OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31
	2006	2007	2008	2009	2010
Fixed charges:
Interest expense on indebtedness	$317	$165	$15	$1	$177
Amortization of debt issuance costs / warrants	1,190	23	6	—	—
Debt extinguishment charge	1,551	—	—	—	—
Amortization of loan commitment asset	—	—	—	1,299	1,732
Interest expense on portion of rent expense representative of interest	2,007	1,797	1,594	1,334	1,004

Total fixed charges	$5,065	$1,985	$1,615	$2,634	$2,913

Earnings (loss):
Net income (loss) before provision for income taxes	$(27,360)	$(16,898)	$23,799	$(31,608)	$(49,684)
Fixed charges per above	5,065	1,985	1,615	2,634	2,913

Total earnings (loss)	$(22,295)	$(14,913)	$25,414	$(28,974)	$(46,771)

Ratio of earnings to fixed charges	—	—	15.7	—	—

Deficiency of earnings available to cover fixed charges	$(27,360)	$(16,898)	$—	$(31,608)	$(49,684)